Exhibit 8.2

March 7, 2023

Board of Directors

Mercer Savings Bank

1100 Irmscher Boulevard

Celina, OH 45822

Board of Directors:

You have requested our opinion regarding certain Ohio tax consequences of the proposed conversion (the “Conversion”) of Mercer Savings Bank (the “Bank”) from an Ohio-chartered mutual bank to an Ohio-chartered stock bank, pursuant to a Plan of Conversion adopted by the Board of Directors of the Bank on March 3, 2023 (the “Plan”). Capitalized terms used but not identified herein will have the same meaning as set forth in the Plan.

BACKGROUND

Our Ohio tax opinion is in addition to the Federal Tax Opinion of Luse Gorman, PC dated March 7, 2023 (the “Federal Opinion”), which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Opinion; (2) current provisions of Ohio law; (3) the Federal Opinion; (4) the understanding that only the specific issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; and (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with our opinion.

STATEMENT OF FACTS

The Bank is a mutual bank organized under the laws of the State of Ohio that is in the process of converting to an Ohio-chartered stock bank. In connection with and at the time of the Conversion, Eligible Account Holders and, if applicable, Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (“Liquidation Account”) established at the Bank.

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH

2009 Mackenzie Way • Suite 340	2100 Renaissance Blvd. • Suite 110	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	King of Prussia, PA 19406	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia

Mercer Savings Bank Page 2 March 7, 2023

STATEMENT OF FACTS (Continued)

In the Conversion, all of the Bank’s to-be-issued stock will be acquired by Mercer Bancorp, Inc., a Maryland corporation (the “Holding Company”). The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a bank holding company and to hold all of the stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Bank’s tax-qualified employee stock benefit plans, including the newly formed employee stock ownership plan; (3) if applicable, Supplemental Eligible Account Holders; and (4) Other Members, all as described in the Plan. The minimum amount of shares in the offering range must be sold. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with a preference for members of the general public residing in Darke County in Ohio and Adams and Jay Counties in Indiana (“Community Offering”), followed by a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all shares of Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by FinPro, Inc., an independent appraiser. The conversion of the Bank from mutual to stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

STATE TAX LAW

OHIO FINANCIAL INSTITUTIONS TAX (FIT)

Ohio levies the FIT on the privilege of doing business in Ohio measured by total Ohio equity capital of financial institutions in proportion to the gross receipts sitused to Ohio. The tax levied on a financial institution shall be the greater of:

1.)	a minimum tax equal to $1,000, or

2.)	a three-tiered tax rate structure of total Ohio equity capital of the financial institution multiplied by:

a.	eight mills for each dollar of the first $200 million of total Ohio equity capital;
b.	four mills for each dollar of total Ohio equity capital greater than $200 million and less than $1.3 billion; and
c.	two and one-half mills for each dollar of total Ohio equity capital equal to or greater than $1.3 billion.

Mercer Savings Bank Page 3 March 7, 2023

STATE TAX LAW (Continued)

OHIO FINANCIAL INSTITUTIONS TAX (FIT) (Continued)

If the reporting person for a financial institution files an FR Y-9 or call report, the total equity capital of the financial institution shall equal the total equity capital shown on the reporting person's FR Y-9 or call report as of the end of the taxable year. The total equity capital of all other financial institutions shall be reported as of the end of the taxable year in accordance with generally accepted accounting principles. (Sec. 5726.04, Ohio R.C.)

“Financial institution” is defined as a bank organization, a holding company of a bank organization, or a nonbank financial organization when consolidated for the purposes of filing an FR Y-9 or when all entities are included in the call report. (Sec. 5726.01(H), Ohio R.C.)

“FR Y-9” means the consolidated or parent-only financial statements that a holding company is required to file with the Federal Reserve Board pursuant to 12 U.S.C. 1844. In the case of a holding company required to file both consolidated and parent-only financial statements, “FR Y-9” means the consolidated financial statements that the holding company is required to file. (Sec. 5726.01(I), Ohio R.C.)

“Total equity capital” means the sum of the common stock at par value, perpetual preferred stock and related surplus, other surplus not related to perpetual preferred stock, retained earnings, accumulated other comprehensive income, treasury stock, unearned employee stock ownership plan shares, and other equity components of a financial institution. “Total equity capital” shall not include any noncontrolling (minority) interests as reported on an FR Y-9 or call report, unless such interests are in a bank organization or a bank holding company. (Sec. 5726.01(S), Ohio R.C.)

“Total Ohio equity capital” means the product of (a) the total equity capital of a financial institution as of the end of a taxable year to the extent that the total equity capital does not exceed 14 percent of the financial institution's total assets multiplied by (b) the Ohio apportionment ratio calculated for the financial institutions. (Sec. 5726.04(C)(1), Ohio R.C).

“Gross receipts” means all items of income, without deduction for expenses. If the reporting person for a taxpayer is a holding company, “gross receipts” includes all items of income reported on the FR Y-9 filed by the holding company. If the reporting person for a taxpayer is a bank organization, “gross receipts” includes all items of income reported on the call report filed by the bank organization. If the reporting person for a taxpayer is a nonbank financial organization, “gross receipts” includes all items of income reported in accordance with generally accepted accounting principles. (Sec. 5726.01(K) Ohio R.C.)

OHIO COMMERCIAL ACTIVITY TAX (CAT)

Ohio levies the CAT on each person with taxable gross receipts for the privilege of doing business in Ohio, including individuals and entities having more than $150,000 in taxable gross receipts in a calendar year. The tax applies whether the business is operated in Ohio or located outside the state if the taxpayer has enough presence in Ohio.

Mercer Savings Bank Page 4 March 7, 2023

STATE TAX LAW (Continued)

OHIO COMMERCIAL ACTIVITY TAX (CAT) (Continued)

Ohio imposes the CAT at a rate of 0.26 percent on annual gross receipts as follows:

1.)	For taxpayers with annual taxable gross receipts of $1 million or less for the calendar year, the annual minimum tax is $150;
2.)	For taxpayers with annual taxable gross receipts greater than $1 million, but less than or equal to $2 million for the calendar year, the annual minimum tax is $800;
3.)	For taxpayers with annual taxable gross receipts greater than $2 million, but less than or equal to $4 million for the calendar year, the annual minimum tax is $2,100;
4.)	For taxpayers with annual taxable gross receipts greater than $4 million for the calendar year, the annual minimum tax is $2,600. ( Sec. 5751.03, Ohio R.C.)

A financial institution, as defined in section 5726.01 of the Revised Code, that paid the tax imposed by section 5726.02 of the Revised Code based on one or more taxable years and/or a person directly or indirectly owned by one or more financial institutions, as defined in section 5726.01 of the Revised Code, that paid the tax imposed by section 5726.02 of the Revised Code based on one or more taxable years, is exempt from the CAT. (Sec. 5751.01(E), Ohio R.C)

OHIO INDIVIDUAL INCOME TAX

The statutory provisions levying the Ohio personal income tax are codified as Chapter 5747, Ohio Revised Code. The Ohio personal income tax is a graduated tax on the modified federal adjusted gross income, less exemptions, of every Ohio resident and nonresident (individual, trust, and estate) earning or receiving income in Ohio.

The computational starting point for the taxable income of individuals is federal “adjusted gross income.” (Sec. 5747.01(A), Ohio R.C.) Taxpayers must adjust the federal base with various additions and deductions to arrive at Ohio adjusted gross income. Since there is no specific Ohio provision for gain or loss, federal provisions for gain or loss will apply to Ohio.

OPINION

It is our opinion that:

A.	The Plan will not result in any additional tax liabilities under the Ohio FIT, provided there is no change in equity or basis of assets solely as a result of the Conversion. The Holding Company will likely have a greater amount of common stock and additional paid in capital as a result of issuance of its common stock upon completion of the mutual-to-stock conversion, resulting in an increase in total equity capital subject to the Ohio FIT.

B.	The Plan will not result in any Ohio CAT. This is provided the Conversion does not result in forming a company other than the Holding Company or a nonbank financial organization not owned by the Bank or Holding Company.

Mercer Savings Bank Page 5 March 7, 2023

OPINION (Continued)

C.	The issuance of nontransferable subscription rights to the recipients will not result in any Ohio Personal Income Tax. This is provided there is no ascertainable value assigned to the rights.

D.	There will be no additional Ohio Personal Income Tax on Eligible Account Holders, Supplemental Eligible Account Holders, if applicable, or Other Depositors upon the distribution to them of the nontransferable subscription rights to purchase Common Stock.

E.	There will be no additional Ohio Personal Income Tax on Eligible Account Holders, Supplemental Eligible Account Holders, if applicable, or Other Depositors as a result of the exercise of the nontransferable subscription rights.

The state income tax opinion expressed above is limited to those taxes specified in this opinion letter and specifically does not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events occurring after the Plan is enacted or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and circumstances as stated herein, whether directly or by reference to the Federal Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we are informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the State of Ohio, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service or the State of Ohio, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Plan, the depositors of the Bank, and other investors who purchase stock pursuant to the Plan, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and as an exhibit to the Applications with respect to the Conversion, as applicable. We also hereby consent to the references to this firm in the prospectus that is a part of the Registration Statement and the Applications.

Very truly yours,

/s/ S.R. Snodgrass, P.C.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania